

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 21, 2006

Mr. Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
XM Satellite Radio Inc.
1500 Eckington Place N.E.
Washington, D.C. 20002-2194

      Re: **XM Satellite Radio Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006

              Form 10-Q for Fiscal Quarter Ended September 30, 2006
              File No. 333-39178

Dear Mr. Euteneuer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director